EXHIBIT 99.1
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[LOGO- ABITIBI CONSOLIDATED]

                                                                   PRESS RELEASE
                                                                         A (TSX)
                                                                        ABY NYSE


   ABITIBI-CONSOLIDATED REPORTS ON TENDER OFFERS AND EXTENDS EXPIRATION DATES

MONTREAL, Canada, March 17, 2005 -- Abitibi-Consolidated Inc. ("Abitibi"), together with its subsidiary, Abitibi-Consolidated Company of Canada ("ACCC," together with Abitibi, the "Company"), announced today that, as of the close of business on March 16, 2005, approximately US$337 million aggregate principal amount of Abitibi's 8.30% notes due 2005 (the "2005 Notes") and US$267 million aggregate principal amount of ACCC's 6.95% notes due 2006 (the "2006 Notes", together with the 2005 Notes, the "Notes"), representing approximately 84% of the 2005 Notes and 89% of the 2006 Notes, have been tendered pursuant to the Company's cash tender offers to purchase any and all of the 2005 Notes and up to US$150 million of the 2006 Notes.

Pursuant to the Offer to Purchase dated March 3, 2005 (the "Offer to Purchase"), if the principal amount of 2006 Notes tendered and not validly withdrawn is less than or equal to US$150 million, and the conditions to the tender offers have otherwise been satisfied, the Company may choose not to purchase any tendered 2006 Notes or may choose to purchase less than all of the tendered 2006 Notes.

The tender offers, which were expected to expire at 12:00 Midnight, New York City time, on March 31, 2005, have been extended until 12:00 Midnight, New York City time, on April 4, 2005, the expiration date (the "Expiration Date").

The tender offers are conditioned on the satisfaction of certain conditions, including the refinancing of a portion of ACCC's existing indebtedness on terms and conditions satisfactory to Abitibi. If any of the conditions of the offers described in the Offer to Purchase, and the related Letter of Transmittal are not satisfied, neither Abitibi nor ACCC will be obligated to accept for payment, purchase or pay for the Notes, and may delay the acceptance for payment of any tendered Notes, in each event, and may even terminate the tender offers.

As a result of the extension of the Expiration Date, the Price Determination Date (as that term is defined in the Offer to Purchase) has not occurred and has been extended until 4:00 p.m., New York City time, on March 22, 2005. The revised Expiration Date may be subject to further extension.


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Full details of the terms and conditions of the tender offers are included in the Offer to Purchase.

Citigroup Global Markets Inc. ("Citigroup") and Credit Suisse First Boston LLC ("CSFB") are the Dealer Managers for the tender offers. Persons with questions regarding the offers should contact the Dealer Managers: (i) Citigroup, toll-free at (800) 558-3745 or (ii) CSFB, toll free at (800) 820-1653, or the Information Agent and Depositary, Global Bondholder Services Corporation, toll-free at 866-470-4200. Requests for documents including the Offer to Purchase may be directed to the Information Agent and Depositary.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other security. The tender offers are made only pursuant to the Offer to Purchase. Statements in this press release regarding the refinancing of indebtedness shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 5 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the U.K., South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of close to 18 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centers in North America and approaching 20,000 Paper Retriever(R) and paper bank containers.

This press release contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expect," and "projects" signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. These risks and uncertainties include, but are not limited to, a risk that a sale of our notes might not be completed and other risks, relevant factors and uncertainties identified in our periodic filings with the Securities and Exchange Commission. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on the Company's business, financial condition, and results of operations. The Company assumes no obligation to update these forward-looking statements.



CONTACT:
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INVESTORS & FINANCIAL MEDIA:
Lorne Gorber
Director, Investor Relations & Financial Communications
(514) 394-2360
lorne_gorber@abitibiconsolidated.com